November 3, 2022
Re: Tender Offer from Alternative Liquidity Index LP

Dear Financial Representative:
On October 21, 2022, Alternative Liquidity Index LP (“ALI”) initiated an offer to purchase up to 1,050,000 shares of common stock of Strategic Realty Trust, Inc. (“Strategic Realty Trust”) at a price of $0.75 per share. Unless extended by ALI, the tender offer will expire at 11:59 p.m., New York City Time, on November 30, 2022.
On November 3, 2022, the Board of Directors of Strategic Realty Trust filed a response to this Offer with the SEC in the form of a Schedule 14D-9 and a letter to stockholders. The Board of Directors has carefully evaluated the terms of the ALI offer and unanimously recommends that stockholders reject it and not tender their shares.
To view the Board of Directors’ full response filed on form Schedule 14D-9 and the letter to stockholders, please visit Shareholder Letters under the Investors section of www.SRTREIT.com. The Schedule 14D-9 provides a more detailed description of the reasons why the Board of Directors believes that the offer is not in stockholders’ best interests.
The Board of Directors’ full response will be mailed to Strategic Realty Trust stockholders.
Should you or your clients have any questions about this tender offer or other matters, please call us at (312) 878-4860.
Sincerely yours,
Matthew Schreiber
Chief Executive Officer

550 W. Adams St., Suite 200
Chicago, IL 60661
312-878-4860
SRTREIT.com